Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	2008	2007	2006	2005	2004
Earnings, as defined:
Income from Continuing Operations Before Income Taxes and Minority Interest	$1,109	$1,118	$866	$649	$851
Less earnings of equity method investments	3	5	7	7	5
Distributed income from equity method investments	3	7	3	5	5
	1,109	1,120	862	647	851
Total fixed charges as below	390	388	326	307	289
Less:
Capitalized interest	56	54	21	7	5
Preferred security distributions
Interest expense related to discontinued operations		27	29	28	22
Total fixed charges included in Income from Continuing Operations Before Income Taxes and Minority Interest	334	307	276	272	262

Total earnings	$1,443	$1,427	$1,138	$919	$1,113

Fixed charges, as defined:
Interest on long-term debt	$345	$353	$296	$259	$255
Interest on short-term debt and other interest	27	24	16	26	23
Amortization of debt discount, expense and premium - net	2	(3)	(1)	7	(6)
Estimated interest component of operating rentals	15	14	15	15	17
Preferred securities distributions of subsidiaries on a pre-tax basis
Fixed charges of majority-owned share of 50% or less-owned persons	1

Total fixed charges (a)	$390	$388	$326	$307	$289

Ratio of earnings to fixed charges	3.7	3.7	3.5	3.0	3.9

(a)	Interest on unrecognized tax benefits is not included in fixed charges.